Mail Stop 0309	February 10, 2005

Mr. Joshua S. Boger
Chief Executive Officer
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139-4242

Re:  	Vertex Pharmaceuticals Incorporated
	Amendment No. 1 Registration Statement on Form S-3 filed
January
19, 2005
	File No. 333-120055

Dear Mr. Boger:

	We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note your response to our prior comment 1. Please revise your disclosure to indicate which selling stockholders are broker-dealers and which are only affiliates of broker-dealers. In particular, we refer to your disclosure in footnote 3 to the selling security holder table. It should be clear from your disclosure who is a broker-dealer and who is an affiliate of a broker-dealer.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions to Sonia Barros at (202) 824-5304 or
Suzanne Hayes at (202) 942-1789.

         	               					Sincerely,



                 	          					Jeffrey
Riedler
                           					Assistant
Director


cc:	Michael L. Fantozzi, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC
One Financial Center
Boston, MA 02111


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Mr. Joshua S. Boger
February 10, 2005
Page 1